Room 4561

February 3, 2006

Mr. Peter J. Ungaro
Chief Executive Officer and President
Cray, Inc.
411 First Avenue South
Suite 600
Seattle, WA 98104-2860

   Re: **Cray, Inc.**
     Form 10-K for Fiscal Year Ended December 31, 2004
     Filed April 1, 2005
     File No. 000-26820

Dear Mr. Ungaro:

   We have reviewed your response to our letter dated November 7, 2005 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 35

1. We note your disclosure regarding Accounting for Income Taxes under Critical Accounting Policies and Estimates. Tell us how you considered the Interpretive Guidance in SEC Release 33-8350 for your Critical Accounting Policies

disclosures. Please note that your discussion of critical accounting policies and estimates should serve as a supplement to the financial statement footnotes rather than reiterate the information included in the footnotes and should describe how estimates and related assumptions were derived, how accurate the estimates and assumptions have been in the past, and whether the estimates and assumptions are reasonably likely to change in the future. In this regard, your disclosure should include an analysis of specific sensitivity to change based on other likely outcomes. Your disclosure should also include quantitative as well as qualitative information when information is reasonably available.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 12. Income Taxes, page F-16

2.   We note your response to our Prior Comment No. 1, including your description of the positive and negative evidence relied on in determining that the majority of the valuation allowance should be reversed. Further we note that you "…believed that the positive evidence supporting the reversal of [your] valuation allowance outweighed the negative evidence and was more objective in nature than the negative evidence." It is not clear why you believe the positive evidence outweighed the negative evidence and why you viewed the positive evidence as "more objective" in determining it was more likely than not that you would be able to realize your deferred tax assets. Explain why you believe the positive evidence outweighed the negative evidence and why the positive evidence is more objective. For example, why is your expectation of meeting certain revenue targets more objective than the risks associated with new product devlopment or the risk that the U.S. Federal government would spend less on supercomputers. Please be as detailed in your response as possible to support your conclusions.

3.   Your response appears to suggest that your analysis relied heavily upon your 2004 revenue forecast. Tell us why revenues, and not taxable income, were the focus of your analysis. Also, with regard to your revenue projections, address the following:

        a.   We note that your average sales cycle ranges between six months and two years. We further note your practice of deferring revenues until customer acceptance. Explain how you were able to conclude that you would achieve your revenue target of $191 million of product sales in fiscal 2004 when there was only $100 million in backlog at the end of 2003. In this regard, tell us how you believed you would be able to successfully achieve acceptance on the $100 million in backlog, and also sell, deliver and achieve acceptance on an additional $91 million in product sales in less than one year.

b.   We note your 2004 revenue target for the Cray X1 system was $100 million. We further note your statement that 'following the first quarter of 2004, U.S. government purchases shifted unexpectedly away from Cray X1 systems…' Tell us why you believed you would experience such strong sales from a product that was being phased out – to be replaced by an upgraded version with nearly triple the performance within a few months time.

c.   As noted above, it appears that your 2004 revenue projection of $300 million relied heavily on sales of the Cray XT3 systems and Cray X1E systems and upgrades. We further note that these products were not expected to be released until the second half of 2004. Again, given the long sales cycle and your practice of deferring revenue until customer acceptance, explain how you determined that you would be able to sell, deliver and achieve customer acceptance on sales of these products in six months or less.

d.   On page 18 of your Form 10K for fiscal 2003 you indicate that you expected to offer favorable pricing on sales of the Cray X1 in 2004. How did this impact your analysis – specifically your projected margins and ultimately, your projected taxable income?

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact April Coleman, Staff Accountant, at (202) 551-3458, Thomas Ferraro, Senior Staff Accountant, at (202) 551-3225 or me at (202) 551-3730 you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief